EXHIBIT 7

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2018	2017	2016	2015	2014
	€m	€m	€m	€m	€m
Financing costs per consolidated income statement(2)	1,074	1,406	2,046	1,399	1,418
One third of rental expense	1,263	1,358	821	792	764
Interest capitalized	—	—	1	3	3
Fixed charges	2,337	2,764	2,868	2,194	2,185

Loss/(profit) before taxation from continuing operations	3,878	2,792	(190)	1,734	(5,960)
Share of results of equity accounted associates and joint ventures	59	(47)	(60)	78	(327)
Fixed charges	2,337	2,764	2,868	2,194	2,185
Dividends received from associates and joint ventures	489	433	92	732	5,805
Interest capitalized	—	—	(1)	(3)	(3)
Earnings	6,763	5,942	2,709	4,735	1,700
Ratio of earnings to fixed charges	2.9	2.1	—	2.2	—
Deficiency between fixed charges and earnings	—	—	159	—	485

Notes:

1.        All of the financial information presented in this exhibit is unaudited.

2.        Fixed charges include (1) interest expensed (2) interest capitalized (3) amortisation of premiums, discounts and capitalised expenses related to indebtedness, and (4) an estimate of the interest within rental expense. These include the financing costs of subsidiaries.  Fixed charges include net foreign exchange gains arising from net foreign gains movements on certain intercompany loans of €322 million for the year ended March 2018 (2017: €28 million gain, 2016: €573 million loss, 2015: €614 million gain, 2014: €25 million gain), interest credit on settlement of tax issues of €11 million for the year ended March 2018 (2017: €47 million charge, 2016: €19 million charge, 2015: €1 million credit, 2014: €18 million credit) and charges in relation to equity put rights and similar arrangements of €nil for the year ended March 2018 (2017: €nil, 2016: €nil, 2015: €12 million, 2014: €170 million).

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